Exhibit 99.1

HSBC APPOINTS MARK TUCKER TO SUCCEED DOUGLAS FLINT AS GROUP CHAIRMAN

HSBC Holdings plc announces the appointment of Mark Tucker as a director and Group Chairman Designate from 1 September 2017. Mr. Tucker will take over as non-executive Group Chairman on 1 October.

Mr Tucker is currently Group Chief Executive and President of AIA Group Limited (AIA). He joined AIA in July 2010, and led its successful IPO in October 2010. Since then, it has become the world’s largest independent publicly-listed pan-Asian life insurance group. Before joining AIA, Tucker’s career was primarily with Prudential plc. He was the founder and Chief Executive of Prudential Corporation Asia Limited (1994 to 2003) and was on the Board of Prudential plc for 10 years, serving as its Group Chief Executive from 2005 to 2009.

As a non-executive director, Mr Tucker served on the Court of The Bank of England from June 2009 to May 2012, where he was a member of both its Financial Stability and Audit and Risk Committees. Since 2012 to the present, he has been an independent non-executive director of the Goldman Sachs group. He will stand down from that role before joining the Board of HSBC.

Rachel Lomax, HSBC senior independent director, who led the appointment process along with Sam Laidlaw, chairman of the Nomination Committee, said: “We are delighted that in Mark Tucker we have secured someone who possesses the rare combination of experience demanded by the HSBC Board. He has a long track record of successful leadership of complex financial services businesses in both Asia and the UK. As CEO of two major financial services groups and through his non-executive roles at the Bank of England and Goldman Sachs, he also has extensive experience and understanding of the regulatory frameworks within which international financial services groups such as HSBC now operate.

“The Board would like to express its warm appreciation of the dedicated service that Douglas Flint has given to HSBC over a long and distinguished career. Douglas has skilfully led HSBC through the turbulent times of the financial crisis and its aftermath. As an industry leader, he has played a key role in contributing to the development of the post-crisis regulatory framework.”

Welcoming the appointment, Douglas Flint said: “I wish Mark Tucker all the very best as he succeeds me to take on the best job in banking. It has been an extraordinary privilege to serve both as Group Finance Director and Group Chairman of HSBC over nearly 22 years. Over that time the Group has dealt with considerable challenges as well as successfully pursued opportunities which have positioned the Group extremely well for the future.”

Mark Tucker said: “I am honoured and excited to be taking on the role of Group Chairman of one of the world’s largest and most prestigious banking and financial services organisations. I have long had enormous admiration for HSBC with its unrivalled network, exceptional brand and leading position supporting global business and trade. I am very much looking forward to working with the Board, the executive team and my colleagues around the world to continue the Group’s success through effectively serving its customers and the communities in which it operates.”

As previously indicated, Mr. Tucker as the incoming Group Chairman, will take over the responsibility for leading the process of identifying a successor to the current Group CEO, Stuart Gulliver. This process is expected to conclude during 2018 in order to meet Stuart Gulliver’s expressed desire to retire in that timeframe.

For and on behalf of

HSBC Holdings plc

B J S Mathews

Group Company Secretary

Media enquiries to:

Morgan Bone	+44 20 7991 1898	morgan.bone@hsbc.com
Heidi Ashley	+44 20 7992 2045	heidi.ashley@hsbc.com

Supplementary information:

There are no matters relating to the appointment of Mark Tucker that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

The Directors have determined that upon appointment Mark Tucker will be independent. He will be stepping down from the Boards of AIA and Goldman Sachs. In making their determination, the Directors concluded that there are no other relationships or circumstances which are likely to affect his judgement and that any relationships or circumstances which could appear to do so are not considered to be material.

Terms and remuneration in relation to Mark Tucker

The key terms of Mark Tucker’s appointment with the Group are set out below.

The Group Remuneration Committee, comprised of independent non-executive directors, set the remuneration for Mark Tucker’s role with reference to his individual experience, the duties, time commitment and contribution which are expected from him as non-executive Group Chairman, as well as fees for chairmen in other international banks and other companies of a similar scale and complexity.

Mark Tucker will receive an annual fee of GBP1,500,000. In addition, he will receive standard benefits for the role and a one-time relocation benefit of GBP300,000 paid after appointment to cover his relocation from Hong Kong to London.

Mark Tucker will not be eligible to receive any pension or cash in lieu of pension allowance or participate in any discretionary variable compensation plan or long term incentive plan.

The appointment is subject to final regulatory approval and is for an initial term of three years and subject to a three months’ notice period on either side. We anticipate a time commitment of not less than four days per week although this may be greater at the outset and at times of heightened corporate activity. The appointment will be subject to his election and subsequent annual re-election by HSBC Holdings plc shareholders.

Notes to editors:

1.	Professional qualifications of Mark Tucker

Mark Tucker is a member of the Institute of Chartered Accountants in England and Wales.

2.	Career history and other appointments

2010 to date: Group Chief Executive and President of AIA Group Limited

2005 - 2009: Group Chief Executive Prudential plc

2004 - 2005: Group Finance Director - HBOS plc

1999 - 2003: Executive Director Prudential plc

1994 - 2003: Chief Executive Prudential Corporation Asia Limited

Among other current appointments Mark Tucker is an associate professor at the Chinese University of Hong Kong, serves on the Asia Business Council and the advisory board of the Asia Global Institute. He is also a member of the International Advisory Boards of the Lingnan College, Sun Yat-Sen University in China, the Discovery Group of South Africa and the Edinburgh Festival International.

Mark Tucker is 59.

3.	HSBC Total Shareholder Return (TSR)

HSBC TSR since 2011 is 37.7% in the UK and 4.6% in Hong Kong.

4.	The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Douglas Flint, Stuart Gulliver, Phillip Ameen*, Kathleen Casey*, Laura Cha*, Henri de Castries*, Lord Evans of Weardale*, Joachim Faber*, Sam Laidlaw*, Irene Lee*, John Lipsky*, Rachel Lomax*, Iain Mackay, Heidi Miller*, Marc Moses, David Nish*, Jonathan Symonds*, Jackson Tai*, Pauline van der Meer Mohr* and Paul Walsh*.

*Independent non-executive Director

5.	The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,000 offices in 70 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,375bn at 31 December 2016, HSBC is one of the world’s largest banking and financial services organisations.